UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X]Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

[   ]Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  001-33519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC STORAGE
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4 - 10

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PS 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PS 401(k) Profit Sharing Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 24, 2014

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

	At December 31,
	2013	2012

ASSETS
Investments at fair value	$109,687,579	$92,586,391

Receivables:
Participant contributions	81,526	77,971
Employer contributions	221,643	194,224
Due from broker	37,575	22,505
Total receivables	340,744	294,700

Total assets	110,028,323	92,881,091

LIABILITIES
Due to broker	123	146,825
Total liabilities	123	146,825

Net assets reflecting investments at fair value	110,028,200	92,734,266

Adjustment frrom fair value to contract value for fully
benefit-responsive investment contracts	(77,847)	(281,968)

Net asset available for benefits	$109,950,353	$92,452,298

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

Additions to (Deductions from) Net Assets Atributed to:

Investment income:
Net appreciation in fair value of investments	$17,191,797
Interest and dividends	1,272,800
18,464,597

Contributions:
Participant	5,306,471
Participant rollovers	891,201
Employer	2,629,945
8,827,617

Benefits paid to participants	(9,689,896)
Administrative expenses	(104,263)

Increase in net assets available for benefits	17,498,055
Net assets available for benefits - beginning of the year	92,452,298

Net assets available for benefits - end of the year	$109,950,353

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

1.Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee to administer the Plan.  At December 31, 2013, the Plan Administrative Committee is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  During 2013, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”).  Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts may be contributed at the discretion of the Company.  No such additional contributions were made in 2013.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.

Investment Options

Since January 1, 2013, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

1.	Dodge & Cox International Stock Fund
2.	American Funds EuroPacific Growth Fund/R6
3.	Oakmark Equity & Income I Fund
4.	Oakmark Select I Fund
5.	PIMCO Total Return Institutional Fund
6.	Harbor Capital Appreciation I Fund
7.	Columbia Acorn Fund
8.	T. Rowe Price Equity Income Fund
9.	T. Rowe Price Real Estate Fund
10.	Vanguard Explorer Admiral Fund
11.	Vanguard Short Term Federal Admiral Fund
12.	Vanguard Windsor II Admiral Fund
13.	Vanguard Total Bond Market Index Signal Fund
14.	Vanguard Mid-Cap Index Signal Fund
15.	Vanguard Small Cap Index Signal Fund
16.	Vanguard Total International Stock Market Signal Fund
17.	Fidelity Contrafund
18.	Fidelity Low Price Stock Fund
19.	Wells Fargo Stable Return Fund N15
20.	WF/BlackRock S&P 500 Index CIT N5 (formerly Wells Fargo S&P 500 Index Fund N5 for High Balance Plans)
21.	Individually Directed Account

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 6 for disclosure of the remaining holdings in the Company’s securities).

The Wells Fargo Stable Return Fund N15 and the WF/BlackRock S&P 500 Index CIT N5 are common/collective trust funds.  The Wells Fargo Stable Return Fund N15 seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The WF/BlackRock S&P 500 Index CIT N5 is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.  The WF/BlackRock S&P 500 Index CIT N5 has no redemption restrictions.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

The Individually Directed Account is considered a self-directed brokerage account which allows participants access to a broader range of investment choices than that which is offered through the Plan’s menu.  Participants with Individually Directed Accounts remain able to acquire and dispose of the Company’s securities at their discretion.    At December 31, 2013, the Individually Directed Accounts were primarily invested in money market funds and common equity securities of publicly-traded companies, including those of the Company.

Distributions from the Plan

Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

$5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined).

Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions.

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) to reduce Plan expenses in the current Plan year or within one year following the end of the current Plan year.  During 2013, a total of $22,000 in non-vested amounts was forfeited from prior Plan years,  all of which were applied to Plan administrative expenses for eligible Plan participants in 2013.  Also during 2013, forfeitures of profit sharing contributions totaling $47,000 that were forfeited during 2012 were used to reduce Plan administrative expenses for eligible Plan participants.  As of December 31, 2013, there were no remaining non-vested forfeited amounts in the Plan.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the determination letter, the plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities,  mutual funds, and the self-directed brokerage account investments are recorded at fair value as determined by the quoted market price on the last

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment reported by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

The common collective trusts that invest in fully benefit-responsive investment contracts is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

3.Investments

Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

The following presents the fair value of investments at December 31, 2013 and 2012 that represent five percent (5%) or more of the Plan’s net assets available for benefits:

	2013	2012

Wells Fargo Stable Return Fund	$9,808,739	$10,004,992
WF/BlackRock S&P 500 Index	8,506,664	6,320,126
Oakmark Equity & Income I	16,893,482	13,230,925
Harbor Capital Appreciation Institutional	10,484,002	8,135,300
PIMCO Total Return Institutional	*	4,948,573
Vanguard Windsor II Fund Admiral	7,179,873	5,822,570
Public Storage common shares	14,983,062	15,077,435

* Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2013.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Mutual funds	$13,290,668
Common and preferred securities	3,901,129

Total	$17,191,797

4.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$15,920,006	$-	$-	$15,920,006
Common/collective trust funds:
Stable value fund	-	9,808,739	-	9,808,739
S&P 500 Index fund	-	8,506,664	-	8,506,664
Mutual funds:
Domestic bind funds	7,325,500	-	-	7,325,500
Domestic equity funds	36,084,855	-	-	36,084,855
International equity funds	7,401,939	-	-	7,401,939
Real estate equity funds	2,387,106	-	-	2,387,106
Blended equity and debt funds	16,893,482	-	-	16,893,482
Money market funds	1,804,161	-	-	1,804,161
Self-directed brokerage accounts -
primarily common stock	3,555,127	-	-	3,555,127
Total asset at fair value	$91,372,176	$18,315,403	$-	$109,687,579

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$15,882,221	$-	$-	$15,882,221
Common/collective trust funds:
Stable value fund	-	10,004,992	-	10,004,992
S&P 500 Index fund	-	6,320,126	-	6,320,126
Mutual funds:
Domestic bind funds	7,963,323	-	-	7,963,323
Domestic equity funds	26,017,569	-	-	26,017,569
International equity funds	6,130,730	-	-	6,130,730
Real estate equity funds	2,732,102	-	-	2,732,102
Blended equity and debt funds	13,230,925	-	-	13,230,925
Money market funds	2,393,732	-	-	2,393,732
Self-directed brokerage accounts -
primarily common stock	1,910,671	-	-	1,910,671
Total asset at fair value	$76,261,273	$16,325,118	$-	$92,586,391

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

5.Administration Fees

For the Plan year ended December 31, 2013, the Plan paid to the Trustee a  portion of the quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $104,263.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.Parties-In-Interest Transactions

Prior to December 19, 2005, participants had the option of directing contributions to the Company’s securities.  Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  The Company is the Plan sponsor as defined by the Plan document.  While participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and the Plan held the following shares in the Company’s securities:

	At December 31, 2013		At December 31, 2012
	Shares	Fair value	Shares	Fair value
Public Storage Common Shares	99,542	$14,983,062	104,011	$15,077,435
Public Storage Preferred Shares	2,766	66,474	-	-
PS Business Parks Common Stock	9,138	698,326	8,926	580,011
PS Business Parks Preferred Stock	8,834	172,144	8,991	224,775
		$15,920,006		$15,882,221

At December 31, 2013 and 2012, Plan participants held $9,808,739 and $10,004,992, respectively, in the Wells Fargo Stable Return Fund N15, a common collective trust fund that invests in fully-benefit-responsive investment contracts and is offered by the Plan’s Trustee.  At December 31, 2013 and 2012, Plan participants held $555,563 and $407,205, respectively, in the Wells Fargo Short Term Investment Fund S (formerly Fund G), a money market fund offered by the Plan’s Trustee.  WF/BlackRock S&P 500 Index CIT N5 (formerly Wells Fargo S&P 500 Index Fund N5 for High Balance Plans) is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2013 and 2012, Plan participants held $8,506,664 and  $6,320,126, respectively, in this investment selection.

7.Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.Concentrations

Investments in the Company’s securities comprised approximately of 15% and 17% of the Plan’s total investments as of December 31, 2013 and 2012, respectively.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits per the financial
statements	$109,950,353	$92,452,298
Adjustment from fair value to contract value for fully
benefit-resposive investment contracts	77,847	281,968

Net assets available for benefits per the Form 5500	$110,028,200	$92,734,266

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the
financial statements	$17,498,055
Changes in adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(204,121)

Net income per the Form 5500	$17,293,934

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i –

Schedule of Assets (held at end of year)

December 31, 2013

Employer Identification Number: 95-3551121

Plan Number: 001

(a)	(b)	(c)	(e)
		Description of investment including maturity
	Identity of issue, borrower, lessor, or	date, rate of interest, collateral, par or	Current
	similar party	maturity value	Value

*	Wells Fargo	Wells Fargo Stable Return Fund N15	$9,808,739
*	Wells Fargo	Wells Fargo Short Term Investment Fund S	555,563
*	Wells Fargo	WF/BlackRock S&P 500 Index CIT N5	8,506,664
	Columbia Management	Columbia Acorn Z Fund	2,841,339
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	4,046,377
	American Funds	EuroPacific Growth Fund	3,183,319
	Fidelity Investments	Fidelity Contra Fund	2,464,423
	Fidelity Investments	Fidelity Low Price Stock Fund	2,804,997
	Harbor Funds	Harbor Capital Appreciation I Fund	10,484,002
	The Oakmark Funds	Equity & Income I Fund	16,893,482
	The Oakmark Funds	Select I Fund	479,840
	PIMCO Funds	PIMCO Total Return Institutional Fund	4,522,929
	T. Rowe Price	T. Rowe Price Equity Income Fund	2,529,045
	T. Rowe Price	T. Rowe Price Real Estate Fund	2,387,106
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	5,023,439
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	2,780,372
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	7,179,873
	The Vanguard Group Mutual Funds	Total Bond Market Index Signal Fund	22,199
	The Vanguard Group Mutual Funds	Mid-Cap Index Signal Fund	1,848,049
	The Vanguard Group Mutual Funds	Small-Cap Index Signal Fund	429,848
	The Vanguard Group Mutual Funds	Total International Stock Market Signal Fund	172,243
*	Public Storage	Company common shares	14,983,062
*	Public Storage	Company preferred shares	66,474
*	PS Business Parks, Inc.	Company common stock	698,326
*	PS Business Parks, Inc.	Company preferred stock	172,144
	Individually directed accounts	Various investment securities	4,803,725
	Total		$109,687,579

*Indicates a party-in-interest of the Plan.

Note: As all Plan investments are participant directed, column (d) providing certain participant-directed transaction cost information is not applicable and has been omitted.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the PS 401(k) Profit Sharing Plan of Public Storage of our report dated June 24,  2014, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Los Angeles, California

June 24,  2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 24,  2014

By:	/s/ Candace Krol
Candace Krol
Chairman, Administrative Committee